Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street  |  Palo Alto, CA 94304-1114  |  tel 650.233.4500  |  fax 650.233.4545

Davina K. Kaile

dkaile@pillsburylaw.com

July 21, 2010

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Russell Mancuso, Legal Branch Chief

Re:	Inphi Corporation
Registration Statement on Form S-1
Filed June 16, 2010
File No. 333-167564

Ladies and Gentlemen:

On behalf of Inphi Corporation (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 13, 2010. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Please note that we may have additional comments after you file this information and missing exhibits.

Securities and Exchange Commission

July 21, 2010

Response: The Staff’s comment is noted and the Registrant confirms that it will include in any preliminary prospectus that it circulates all non-Rule 430A information, including the price range and related information.

2.	Please provide us with a copy of all artwork that you intend to include in your prospectus.

Response: A copy of the artwork proposed to be included in the prospectus is being provided supplementally to the Staff.

Inphi Corporation, page 1

3.	Please revise to clarify in this section, if true, that you do not manufacture, assemble, or test your products.

Response: The requested disclosure has been added under “Prospectus Summary.” Specifically, disclosure has been added to clarify that the Registrant uses an outsourced manufacturing business model and as such, it uses third-party contractors to manufacture, assemble and test its products. In addition, disclosure has been added to clarify that the Registrant also performs some testing at its Westlake Village, California, facility.

4.	Please provide us independent, objective support for your statements regarding leadership and the high performance of your solutions, including your belief that you “are a leader in 40G and l0OG high-speed analog semiconductor solutions.”

Response: The Registrant respectfully notes that it believes that is a leader in 40G and 100G high-speed analog solutions based on its technology leadership, as supported by third-party sources which have noted that the Registrant has developed and introduced several of the first semiconductors to address 40G and 100G data speed requirements. Supplemental materials providing independent objective support for the foregoing are being provided supplementally to the Staff.

5.	Please disclose in the opening paragraphs your revenue and net income (loss) for the most-recently ended fiscal period and the applicable stub period.

Response: The requested disclosure has been added to the first paragraph under “Prospectus Summary-Inphi Corporation.”

Securities and Exchange Commission

July 21, 2010

6.	In an appropriate location under this section, explain the source of your revenues to date.

Response: The Registrant respectfully submits that it believes the current disclosure in the first and second paragraphs under “Prospectus Summary-Inphi Corporation” conveys that it generates revenue from sales of its semiconductor products. In addition, disclosure has been added to the second paragraph in this section to clarify that the Registrant sells its semiconductor solutions both directly to OEMs and to intermediary systems or module manufacturers that in turn sell to OEMs.

7.	In the summary and throughout your prospectus, reduce the use of technical or industry terms that are likely to be unfamiliar to an investor first learning of your business and industry from this prospectus, and define those terms you believe are essential at the time the term is first used. For example, we note that you do not clarify that “100G means “100 gigabits per second” at the time of first use. Refer also to the table on page 67.

Response: In response to the Staff’s comment, definitions for certain terms have been added the first time the term is used, including with respect to the reference to “100G” in the first paragraph and in the table on page 69. In addition, the use of technical or industry terms that may be unfamiliar to an investor first learning about the Registrant’s business and its industry have been revised or removed as appropriate.

8.	Please tell us what objective criteria you used to select the companies and original equipment manufacturers that are highlighted in the second paragraph under this section and whether any other entities that satisfy the criteria were omitted.

Response: The Registrant respectfully notes that the industry and technology leaders listed in the second paragraph (Advanced Micro Devices, Inc., Alcatel-Lucent, Huawei Technologies Co., Ltd. and Intel Corporation) are those entities with which it maintains regular and ongoing collaborative discussions to help define industry conventions and standards within its target markets and which are members of the same industry groups in which the Registrant is an active participant. With respect to the OEMs included in this paragraph, the Registrant notes that as it sells both directly and indirectly to OEMs, it cannot verify each OEM to which its products may ultimately be sold. In some cases, however, the end OEM customer may be identified by the initial purchaser, by the ultimate OEM purchaser itself, on the purchase order, or at trade shows and industry conventions where the Registrant has observed its products in the OEM’s systems. Thus, the OEMs listed in the second paragraph include only those entities that the Registrant was able to verify as an end customer of its products. The Registrant supplementally confirms that with respect to both the industry and technology leaders and the OEMs listed, there are no other entities that satisfy the above criteria that were omitted.

Securities and Exchange Commission

July 21, 2010

9.	We note your disclosure on page 38 that you “do not have any long-term purchase commitments ... from any of your customers” and your disclosure on page 9 that “substantially all of [y]our sales have been made on a purchase order basis.” Clarify whether sales to Samsung Electronics Co., Ltd. and Micron Technology, Inc. are made on a purchase order basis and provide balancing disclosure in the prospectus summary as to the lack of long-term purchase commitments from these material sources of revenue. Please also clarify in this section whether you sell directly to these entities, or whether such sales are made via “intermediary systems or module manufacturers,” as described in the second paragraph under this section. Make corresponding changes elsewhere in the registration statement, as appropriate.

Response: The requested disclosure has been added. Specifically, disclosure has been added under “Prospectus Summary, “Risk Factors – We do not have long-term purchase commitments…” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” to clarify that sales to Samsung and Micron are made on a purchase order basis. In addition, disclosure has been added under “Prospectus Summary,” “Risk Factors – We depend on a limited number of customers and products for a substantial portion of our revenue…,” the third paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview,” and “Business – Customers” to clarify that the Registrant sells directly to Samsung and directly and through distributors to Micron. In addition, a separate risk factor has been added under “Risk Factors” and additional disclosure has been added under “Prospectus Summary - Inphi Corporation – Risks Related to Our Business,” and on page 67 of “Business” to highlight the lack of long-term purchase commitments from customers.

10.	With respect to the supplemental information provided for the market opportunity data and industry statistics that you cite, please tell us:

•	how you confirmed that the information reflects the most recent available information;

•	whether all of the information is publicly available;

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July 21, 2010

•	whether you paid for the compilation of any of the data;

•	whether any market information was prepared for your use in the registration statement or by an affiliated party; and

•	whether the authors of all industry information that was provided consented to your use of such data in the registration statement.

Response: The Registrant supplementally confirms that (a) it confirmed with the various sources cited that the information reflected is the most recent available information, (b) the information is publicly available, although some of the data is publicly available only on a subscription basis, (c) it did not pay for the compilation of any of the data, (d) none of the market information was prepared for its use in the Registration Statement or by an affiliated party and (e) the authors of the industry information cited have consented to the use of such data in the Registration Statement.

Strong Relationships with Industry Leaders, page 2

11.	Please clarify the meaning of the claim that you are “designed into” several of your customers’ systems.

Response: The disclosure under the bullet “Strong Relationships with Industry Leaders” has been revised to clarify that the Registrant’s products are incorporated into, or “designed into” the customers’ systems.

Risk Related to Our Business, page 4

12.	We note that many of the risk factors that you list here could apply to any issuer or offering. Please revise to present the most significant risk factors that make this offering speculative or risky. In addition, please expand your discussion of the risk factors to balance the positive elements you have chosen to highlight in the rest of your prospectus summary. We note the contrast between the listing of risk factors on page 4 and the narrative discussion of competitive strengths and key strategies on pages 2-3. Revise accordingly.

Response: The requested revisions have been made. Specifically, the disclosure has been revised to more fully discuss the significant risks that make the offering speculative or risky and to remove risks that could apply to any issuer or offering.

Securities and Exchange Commission

July 21, 2010

Corporate Information, page 4

13.	In an appropriate section of your prospectus, disclose where your assets are located and the value of your assets located outside the United States.

Response: The requested disclosure has been added under Prospectus Summary – Inphi Corporation – Corporate Information.”

Risk Factors, page 8

We have an accumulated deficit and have incurred net losses in the past, page 8

14.	Please disclose the amount of your net income (losses) for each of the periods discussed.

Response: The requested disclosure has been added.

We depend on a limited number of customers and products . . . page 9

15.	Please expand this risk factor or add a risk factor to discuss that you “do not have any long-term purchase commitments . . . from any of [y]our customers,” as disclosed on page 44.

Response: The requested revision has been made. Specifically, an additional risk factor has been added to discuss that substantially all of the Registrant’s sales are made on a purchase order basis and that it does not have long-term purchase commitments from any of its customers.

The complexity of our products could result in undetected defects . . . page 11

16.	Your disclosure elsewhere in your prospectus implies that you outsource all product testing to third parties. Please revise the third sentence of this risk factor to clarify.

Response: The disclosure under “Risk Factors – The complexity of our products….,” “ – We rely on limited number of third parties to manufacture, assemble and test our products…” and “Business – Manufacturing” has been revised to clarify that while the Registrant primarily outsources its product testing to third parties, it does perform some testing in its Westlake Village, California, facility.

17.	Revise your risk factor heading to ensure that it fully describes the risk described in the accompanying narrative. For instance, refer the risk referenced in the final sentence of this risk factor. Also, refer to the risk discussed in the final paragraph of the risk entitled, “We rely on a limited number ...” on page 13. Consider this comment in connection with other risk factor headings in this section, as appropriate.

Securities and Exchange Commission

July 21, 2010

Response: The headings under “Risk Factors,” including the referenced headings, have been reviewed and where appropriate, have been revised to ensure that they fully describe the risk discussed in the accompanying narrative.

We use a significant amount of intellectual property in our business . . . page 16

18.	We note the fourth sentence of the first paragraph. With a view toward disclosure, please tell us why you have elected not to seek patent protection for certain of your products and technologies. In addition, please tell us whether these products and technologies are material to your business and whether the decision not to seek patent protection now will preclude you from seeking patent protection in the future.

Response: In response to the Staff’s comment, disclosure has been added under “Risk Factors – We use a significant amount of intellectual property in our business...” to clarify that the Registrant has elected not to seek patent protection where such protection was not deemed critical to its business strategy and that the decision not to seek patent protection on certain products and technologies will generally preclude a company from seeking patent protection for such products and technologies in the future.

Potential future acquisitions could be difficult to integrate . . . page 19

19.	Please file as an exhibit the Winyatek Technology, Inc. acquisition agreement referenced here. Refer to Regulation S-K Item 601(b)(2). In addition, please revise to update the status of this transaction.

Response: The Winyatek Technology, Inc. acquisition agreement has been filed as Exhibit 2.1 to the Registration Statement. In addition, the disclosure has been updated to disclose that the acquisition was closed on June 30, 2010.

Our insiders who are significant stockholders may control, the election . . . page 21

20.	Please expand your disclosure to discuss the percentage of your outstanding common stock following the completion of this offering that will be owned by the principal shareholders listed on page 100. Discuss the extent to which these principal shareholders will control the composition of the board.

Securities and Exchange Commission

July 21, 2010

Response: The requested disclosure has been added. The Registrant supplementally notes that it will provide the post-offering percentage held by the principal stockholders once the number of shares to be offered has been determined.

Our business is subject to various government regulations . . . . page 22

21.	Revise this risk to include, or provide a cross-reference to, a discussion of the various material regulations for each government or country. Discuss, for example, material risks associated with tax, environmental, or other business regulations that you face.

Response: The Registrant respectfully advises the Staff that the referenced risk factor has been deleted. Upon further review of this risk factor, the Registrant determined that the regulatory risks facing the Registrant, such as export and import regulations, tax matters and regulatory compliance as a result of becoming a public company, are sufficiently addressed in other risk factors in the Registration Statement. As such, the risk factor was determined to be generic and repetitive and accordingly the risk factor has been deleted.

Risks Related to this Offering and our Common Stock, page 23

22.	Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to so register a class of securities, please disclose the risks related to discontinuance of periodic disclosure due to the automatic reporting suspension under section 15(d) of the Exchange Act; also explain the effect of the inapplicability of the proxy rules and section 16 of the Exchange Act.

Response: The Registrant respectfully submits that as disclosed, it intends to list its common stock on The New York Stock Exchange and accordingly, it will file a registration statement on Form 8-A to register its common stock under the Exchange Act when the offering size is determined and prior to requesting effectiveness of the Registration Statement.

Special Note Regarding Forward-Looking Statement, page 28

23.	We note that your bulleted listing of forward-looking statements appears to be overbroad. For example, we refer to the ninth, tenth and eleventh bullets. Please advise or revise.

Response: The referenced bullets have been deleted.

Securities and Exchange Commission

July 21, 2010

Capitalization, page 30

24.	Please tell us why the “actual” column herein presents redeemable preferred stock as part of stockholders’ equity. We note that amounts associated with the preferred shares are not included as part of permanent stockholders’ equity in your balance sheets at page F-3.

Response: The Capitalization table has been revised to move the “Stockholders’ equity (deficit):” line under the convertible redeemable preferred stock such that the redeemable preferred stock is not shown as part of stockholders’ equity.

Management’s Discussion and Analysis of Financial Condition and Results . . . page 36

25.	We refer to your disclosure in the first full paragraph on page 37. Please revise to explain how “[t]he complex and proprietary nature of [y]our technology . . .. makes it difficult for other suppliers to deliver competitive products . . . enabling [you] to be the sole supplier.” Clarify whether you are the “sole supplier” for the original equipment manufacturers cited in the first sentence of this paragraph.

Response: The requested revisions have been made to clarify how the complex and proprietary nature of the Registrant’s products makes it difficult for suppliers to deliver competitive products, thus enabling the Registrant to be the sole supplier or one of limited number of suppliers. In addition, disclosure has been added here and in similar disclosure under “Prospectus Summary” and “Business” to clarify that the Registrant believes it is one of a few suppliers for the OEMs cited, although in some cases it may be the sole supplier for certain applications.

26.	We note the second-to-last full paragraph on page 37. Please revise to clarify the international operations that commenced in Singapore and the geographies and markets that will be covered.

Response: The requested disclosure has been added.

Product Warranty, page 39

27.	Please revise, where appropriate, to clarify whether you offer a return policy and, if so, please disclose the material terms.

Securities and Exchange Commission

July 21, 2010

Response: The requested disclosure has been added under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Revenue Recognition” to clarify that, other than the stock rotation rights described with respect to two distributor arrangements, no other distributor customer arrangements include any rights of return or acceptance provisions. The Registrant also notes that as disclosed in the first paragraph of this section, its non-distributor customers also do not have rights of return.

Business, page 58

28.	We note your disclosure here and in your prospectus summary that you “work closely with industry and technology leaders ....” Please revise to clarify what you mean by this statement. For example, disclose the material terms of these relationships, including the material obligations of the parties, duration and termination provisions, and clarify whether you have contractual agreements with these entities. Please also apply this comment to your disclosure in the second bullet point on page 63.

Response: The referenced disclosure has been revised under “Prospectus Summary” and under “Business – Overview” to clarify that the Registrant maintains informal, ongoing collaborative discussions with these entities. In addition, similar disclosure has been revised in the first paragraph under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview” and in the third bullet under “Business – Competitive Strengths” to state that the Registrant maintains informal, ongoing collaborative discussions and does not have formal agreements with these entities. The Registrant supplementally confirms that while it maintains regular, ongoing discussions with these entities to help define industry conventions and standards within its target markets, as is customary for these industry standards setting bodies, these relationships are informal in nature and the Registrant does not have formal agreements with these entities and as such, there are no material obligations, terms or termination provisions.

Emergence of Cloud Computing, page 60

29.	Please revise to clarify the relationship of your products with Google, Inc. and Facebook, Inc.

Response: The Registrant notes that, while the references were intended solely to illustrate the types of Internet companies which require additional network bandwidth and storage capacity to support new and advanced applications, it acknowledges the Staff’s comment and accordingly has deleted the reference to Google, Inc. and Facebook, Inc.

Securities and Exchange Commission

July 21, 2010

30.	We note the graphics on pages 60 and 66. The meaning of the graphics is unclear. Please revise to clarify, adding text as necessary, the interaction of the various elements of cloud computing.

Response: In response to the Staff’s comment, additional disclosure has been added above the graphics on pages 62 and 68 to describe the interaction of the various elements of cloud computing.

Our Competitive Strengths, page 62

Benefits We Provide to Our Customers, page 64

31.	Please revise to balance the current disclosure set forth on pages 62-65, which highlights the positive aspects of your business model.

Response: In response to the Staff’s comment, disclosure has been added on page 67 of “Business” to discuss the risks inherent in the Registrant’s business model to better balance the disclosure set forth on pages 64-67. The Registrant respectfully submits that as the added disclosure is also discussed more fully under “Prospectus Summary” and in detail under “Risk Factors,” it believes that, as revised, the disclosure provided on page 67, when read in context with the other disclosure in the Business section, is both appropriate and balanced.

Products, page 66

32.	We note from your disclosure at the bottom of page 11 that “sales of [y]our high-speed memory interface products . . . currently comprise a substantial portion of [y]our revenue.” Please revise this section to identify your principal products and clarify what classes of similar products have accounted for 10% or more of consolidated revenue in any of your last three fiscal years. See Regulation S-K Item 101(c)(1)(i).

Response: Disclosure has been added to clarify the percentage of revenue attributable to sales of the Registrant’s PLL and register product. The Registrant supplementally confirms that no other products have accounted for 10% or more of its revenue in any of the last three fiscal years.

Securities and Exchange Commission

July 21, 2010

33.	We note your disclosure that some of your product lines disclosed on page 67 include “products that have not yet commercially shipped.” Please revise to describe the status of products that currently are in development. Refer to Regulation S-K Item 101(c)(1)(ii).

Response: The disclosure has been revised under “Business – Products” to clarify that the table includes products that are commercially shipping, that are shipping in engineering samples only and which are under development. Disclosure has also been added regarding the status of the products under development.

Customers, page 68

34.	Please revise to disclose the names of all customers that represent 10% or more of revenues pursuant to Regulation S-K Item 101(c)(1)(vii). We refer in this regard to your disclosure in the table at the top of page F-15.

Response: The Registrant respectfully notes that it has disclosed all customers that represent 10% or more of its revenue. Specifically, as disclosed under “Business – Customers,” sales to Samsung directly accounted for 36%, and sales directly and through distributors to Micron accounted for 17%, of the Registrant’s total revenue in 2009, and no other single customer directly or indirectly accounted for more than 10% of the Registrant’s total revenue in 2009 or the three months ended March 31, 2010. Samsung was the only customer who directly accounted for over 10% of the Registrant’s total revenue in 2009 or the three months ended March 31, 2010. Disclosure has been added regarding the percentage of revenue from sales directly to Samsung and directly and indirectly to Micron for the three months ended March 31, 2010 under “Business – Customers.” The Registrant respectfully notes that it believes this disclosure is consistent with the revenue table as set forth on page F-14.

Sales and Marketing, page 68

35.	With a view toward disclosure, please describe for us in greater detail the geographic distribution of your sales and marketing network, including the number of sales representatives in each region.

Response: The requested disclosure has been added.

Intellectual Property, page 71

36.	Please expand to disclose all material terms of the licenses to technologies upon which you rely, and tell us whether the required maintenance fees represent a material portion of your capital expenditures.

Securities and Exchange Commission

July 21, 2010

Response: Disclosure has been added to clarify that the required maintenance fees do not represent a significant portion of the Registrant’s capital expenditures. The Registrant supplementally notes that while it licenses various technologies, as disclosed in the third paragraph under “Business – Intellectual Property,” it does not depend to any significant degree on any individual third-party license and these licenses are typically non-exclusive and provided under paid-up licenses. As such, the Registrant does not believe these licenses are material and respectfully submits that additional disclosure would not be meaningful.

Legal Proceedings, page 72

37.	We note that the lawsuit filed on September 22, 2009 sought unspecified monetary damages. Please tell us whether damages have since been specified. In addition, please tell us the amount of monetary damages, if any, sought in your other material litigation.

Response: The Registrant respectfully advises the Staff that monetary damages have not yet been specified in either the lawsuit filed against the Registrant on September 22, 2009 or in the lawsuit the Registrant filed on November 30, 2009. If, in the future, monetary damages are specified or any other material developments occur with respect to its material litigation, the Registrant will amend the Registration Statement accordingly.

Director Independence, page 78

38.	Please explain in greater detail how the board of directors determined that Messrs. Banatao and Ladd qualify as “independent directors,” given their beneficial stock ownership.

Response: The Registrant respectfully advises the Staff that in making its determination that Messrs. Banatao and Ladd are independent, the Board of Directors considered Rule 303A.02 of the New York Stock Exchange Manual and the related commentary. The Board of Directors determined that neither Mr. Banatao nor Mr. Ladd had any of the specific relationships listed in Rule 303A.02(b) that would bar them from serving as independent directors. The Board of Directors then considered whether either Mr. Banatao or Mr. Ladd had a material relationship with the Registrant. Noting that neither Mr. Banatao nor Mr. Ladd has a material commercial, industrial, banking, consulting, legal, accounting, charitable, familial or other similar relationship with the Registrant, the Board of Directors determined that neither Mr. Banatao nor Mr. Ladd had a material relationship with the Registrant. In making this determination, the Board of Directors considered Messrs. Banatao’s and Ladd’s

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July 21, 2010

beneficial ownership of the Registrant’s common stock. Based on the commentary to Rule 303A.02, the concern is that the directors have independence from management and beneficial ownership of the Registrant’s common stock, even if significant, by itself does not bar a finding of independence. As such, the Board of Directors determined that, while Messrs. Banatao and Ladd beneficially owned a significant amount of the Registrant’s capital stock, this did not impact either director’s ability to exercise independent judgment as a director or his independence from management. Finding that neither Mr. Banatao nor Mr. Ladd had a material relationship with the Registrant or one of the specifically enumerated relationships in Rule 303A.02(b) and that their respective beneficial ownership of the Registrant’s common stock did not impact either director’s ability to exercise independent judgment or his independence from management, the Board of Directors determined that both Messrs. Banatao and Ladd met the independence test established the New York Stock Exchange. The Registrant has revised the Registration Statement to provide greater detail as to the foregoing analysis.

Cash Incentive Compensation, page 84

39.	With respect to your disclosure for the 2009 fiscal year, please expand to disclose the criteria applicable to named executive officers other than Mr. Torten who received cash bonuses. Describe the elements of individual and corporate performance that were required to be achieved by the other named executive officers in order for them to receive this element of compensation. Refer to Regulation S-K Item 402(b)(1)(v)-(vii).

Response: The requested disclosure has been added to describe the elements of individual and corporate performance established for the other named executive officers and to clarify that, except as disclosed with respect to Mr. Torten, bonuses were determined based on a qualitative, rather than quantitative, assessment of the general performance and contribution of each of the named executive officers toward achievement of overall corporate objectives under the bonus program as described.

Compensation Policies and Practices as They Relate to Risk Management, page 87

40.	We note your disclosure pursuant to Regulation S-K Item 402(s). Please describe the process you undertook to reach the conclusion that disclosure under that item is not necessary.

Response: The requested disclosure has been added to describe the process the Registrant undertook to reach the conclusion that disclosure under Item 402(s) was not necessary.

Securities and Exchange Commission

July 21, 2010

Related Party Transactions, page 98

41.	For each transaction disclosed in this section, please revise to provide all information required by Regulation S-K Item 404(a), including the approximate dollar amount of the related person’s interest in the transaction.

Response: The requested revisions under “Related Party Transactions” have been made. Specifically, disclosure has been added to quantify the corresponding dollar amounts of the purchases of shares by Tallwood I, L.P. and entities affiliated with Walden International. In addition, the Registrant respectfully notes that as the shares were purchased by Tallwood I, L.P. and entities affiliated with Walden International, any specific individual dollar amounts of any interest which may be attributed to Messrs. Banatao and Tan in connection with these purchases are not quantifiable. However, disclosure has been added to clarify that beneficial ownership of the shares purchased by entities affiliated with Tallwood I, L.P. and Walden International may be attributed to Messrs. Banatao and Tan, respectively, due their affiliation with these entities.

Other Transactions, page 99

42.	Please file as an exhibit the subscription and maintenance agreement that you have with Cadence Design Systems, Inc.

Response: The Registrant respectfully submits that it believes the subscription and maintenance agreement with Cadence Design Systems, Inc. (“Cadence”) is not required to be filed as an exhibit to the Registration Statement since the transaction does not constitute a related party transaction under Item 404(a) of Regulation S-K. The transaction does not constitute a related party transaction because Mr. Tan does not have a direct or indirect material interest in the transaction.

Item 404(a) requires the disclosure of transactions in which a related person had or will have a direct or indirect material interest. As disclosed on page 101 of the Registration Statement, Mr. Tan has served as the President and Chief Executive Officer of Cadence since January 2009 and a member of the Cadence board of directors since 2004. However, Mr. Tan does not have a direct or indirect material interest in this agreement because he did not and will not receive any compensation or other benefits as a result of this agreement. As disclosed on page 101 of the Registration Statement, the Registrant paid to Cadence $1.4 million, $1.8 million and $0.5 million in the years ended December 31, 2008 and 2009 and for the three months ended March 31, 2010. These payments accounted for 0.13%, 0.21% and 0.23% of Cadence’s revenue for the years ended January 3, 2009 and January 2, 2010, and for

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the three months ended April 30, 2010, respectively, which, as disclosed on page 101 of the Registration Statement, does not constitute a material percentage of Cadence’s revenue. As disclosed on page 101 of the Registration Statement, Mr. Tan did not participate in the negotiations or the agreement (the agreement was entered into prior to Mr. Tan’s employment with Cadence) and the Registrant believes that the significant terms of this agreement would not differ in any material way from the terms it could have negotiated with an unaffiliated third party. In addition, the Registrant respectfully advises the Staff that this agreement is not a material contract as defined under Item 601 of Regulation S-K as it was made in the ordinary course of business and Mr. Tan is not a party to the agreement. The Registrant respectfully notes that it elected to voluntarily disclose the agreement and Mr. Tan’s position with Cadence solely for informational purposes and not because it deemed such disclosure to be required as a related party transaction under Item 404(a).

Principal and Selling Stockholders, page 100

43.	Please disclose the natural person or persons who exercise, directly or indirectly, sole or shared voting and/or dispositive powers for each entity named in the table. Please note in this regard that Rule 13d-3 includes as a beneficial owner any person who shares voting or investment power.

Response: The Principal and Selling Stockholder table has been revised to disclose the natural person or persons who exercise, directly or indirectly, sole or shared voting and /or dispositive power for each entity named in the table.

44.	We may have further comments when you complete the selling security holders table.

Response: The Registrant respectfully notes the Staff’s comment.

Financial Statements, page F-l

10. Stock Option Plan, page F-24

45.

We see that on pages 39 to 45 you have provided a discussion of the options issued to employees, consultants, directors, or others providing services to you and also included a discussion of how you determined the fair value of your common stock. Since this filing does not disclose the offering price per share it is unclear to us whether you have properly accounted for all possible compensation issues related to these types of transactions. Please provide us with an updated analysis of all issuances of equity instruments from May 1, 2010 through the date of your response to this comment showing: exercise

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July 21, 2010

price, number of shares issued or options granted, management’s fair value per share estimate, the amount of any compensation expense recorded, any restrictions or vesting terms, and the identity of the recipient and their relationship to you. For option grants, explain in reasonable detail how the fair market value of the underlying common shares was determined at each grant date, identifying all material positive and negative events occurring during the period that could reasonably contribute to variances in fair value. Disclose the basis for any recorded compensation expense. We may have further comments after reviewing your response.

Response: The requested information is being provided supplementally to the Staff. In addition, the disclosure has been updated under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Significant Management Estimates – Stock-Based Compensation” for issuances of equity instruments since May 1, 2010, including exercise price, number of shares subject to options granted and management’s fair value estimate. In addition, disclosure has been added to describe how the fair market value of the underlying shares was determined at each grant date.

16. Subsequent Events, page F-32

46.	We note that you entered into an agreement to acquire all of the outstanding shares of Winyatek Technology, Inc, in exchange for $2.5 million cash, 732,000 shares of your Series E preferred stock and earn-out consideration up to $2.0 million. Please tell us whether you plan to file audited historical financial statements of Winyatek Technology, Inc. If you do not plan to tile such financial statements, then please provide us with the significant subsidiary tests outlined at Rule 1-02(w) of Regulation S-X and also tell us why Rule 3-05 of Regulation S-X does not require you to file any historical financial statements of Winyatek Technology, Inc.

Response: The Registrant supplementally advises the Staff that it plans to file the audited historical financial statements in the next amendment to this Registration Statement. The Registrant further notes that it has determined that the Winyatek Technology, Inc., or Winyatek, acquisition meets the significant subsidiary test under Rule 3-05 of Regulation S-X at the 20%-40% range and therefore it will include historical financial statements of Winyatek for the most recently completed fiscal year. In addition, in accordance with Rule 3-05(c) of Regulation S-X (and Item 8.A.5 and Item 17 of Form 20-F), no interim financial statements will be included as Winyatek meets the definition of a foreign business as defined in Rule 1-02(l) of Regulation S-X.

Securities and Exchange Commission

July 21, 2010

Item 15. Recent Sales of Unregistered Securities, page II-2

47.	Please expand your disclosure in this section to more completely address the requirements of Regulation S-K Item 701, including disclosure of the identity of the “consultants” to whom the securities were sold, and to specify which exemption from registration was claimed for each disclosed transaction. We note in this regard your disclosure on page II-3 that you claimed exemptions based on “Section 4(2) . . . or Regulation D or Regulation S . . ., or Rule 701.” Additionally, please revise to clarify the facts relied upon to make the exemption in each transaction available.

Response: The disclosure under “Recent Sales of Unregistered Securities” has been revised as requested to name the persons or identify the class of person to whom the securities were sold, to specify which exemption from registration was claimed for each disclosed transaction and to clarify the facts relied upon to make the exemption in the each transaction. The Registrant respectfully submits that the consultants to whom options were granted and/or by whom options were exercised are not underwriters in these transactions and as such, the disclosure of the class of persons to whom the securities were sold complies with the requirements of Regulation S-K, Item 701. Further, the Registrant notes that the consultants are not affiliates of the Registrant, the services provided by such consultants were not rendered in connection with the purchase or sale of the Registrant’s securities in a capital raising transaction and none of the consultants hold a significant number of shares of the Registrant’s capital stock. As such, the Registrant respectfully submits that it believes identifying the consultants as a “class of persons” to whom securities were sold, in lieu of indentifying the names of the individual consultants, in the Registration Statement is appropriately responsive to the requirements of Item 701.

Item 16. Exhibits and Financial Statement Schedules, page II-4

48.	We note that your exhibit index appears to omit several material agreements. Please revise to include all material agreements, including, for example and without limitation, distributor agreements, manufacturing agreements and material license agreements. Note that these agreements should be filed as soon as practicable to ensure that the staff is provided adequate time to conduct its review.

Response: The Staff’s comment is noted and the Registrant has filed as an exhibit to the Registration Statement the Winyatek Technology, Inc. acquisition agreement. As noted above in response to Comments 36 and 42, the Registrant has determined that these license agreements and the agreement with Cadence,

Securities and Exchange Commission

July 21, 2010

respectively, are not material contracts as defined under Item 601 of Regulation S-K. In addition, the Registrant respectfully submits that these agreements as well as its distribution agreements and manufacturing agreements constitute agreements made in the ordinary course of the Registrant’s business and that the Registrant’s business is not substantially dependent upon any one agreement and the termination of any one these agreements would not have a material adverse impact on the Registrant’s business as whole. Further, as disclosed in the Registration Statement, substantially all of its customer sales and manufacturing purchases are conducted on a purchase order basis. As such, the Registrant has determined that these agreements are not material contracts as defined under Item 601 of Regulation S-K. The Registrant respectfully submits that it has filed all material contracts as defined under Item 601 of Regulation S-K.

* * * * *

The Registrant acknowledges the following and will also include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 21, 2010

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Davina K. Kaile
Davina K. Kaile

cc:	Young K. Sohn
John Edmunds
Aparna Bawa, Esq.

Bruce K. Dallas, Esq.

Noelle Matteson, Esq.